

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

<u>Via Facsimile</u>
Mark S. Clayton, Chief Executive Officer
Nova Star Innovations, Inc.
369 East 900 South # 281
Salt Lake City, UT 84111

Re: Nova Star Innovations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 22, 2011
File No. 000-33399

Dear Mr. Clayton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Report of Independent Registered Public Accounting Firm, page 12</u>

1. In the audit of a development stage entity, if the current auditor makes reference to a predecessor auditor that audited a portion of the cumulative data, the predecessor auditor's reports are required to be included in the filing. Please revise the 2010 Form 10-K to include an audit report that covers the period from April 25, 1986 (inception) through December 31, 2008. Please note that you cannot include audit reports issued by Chisholm, Bierwolf, Morrill, LLC ("Chisholm") because the firm was deregistered by the PCAOB and therefore its audit reports or consent can no longer be included in filings with the Commission after April 8, 2011, the date Chisholm's registration was revoked, even if the report was previously issued before the date of revocation. In this regard, it will be necessary for you to obtain an audit of the cumulative data, and obtain a new report from an independent registered public accounting firm expressing an opinion on such cumulative data. If this is not feasible, you may request a waiver from the staff of the audit requirements for the cumulative data on an audited basis in your annual

financial statements included in your Form 10-K by contacting the staff in the Division of Corporation Finance, Office of Chief Accountant (CF-OCA). Please see information with regard to contacting CF-OCA on our website at
http://www.sec.gov/divisions/corpfin/cflegalregpolicy.htm

Item 9A. Controls and Procedures, page 20

Disclosure Controls and Procedures

2. Although you disclose the existence of a deficiency in your disclosure controls and procedures (DC&P), you did not disclose that an evaluation of DC&P was performed as of the end of the period covered by the Form 10-K nor did you provide the conclusion of the principal executive officer and the principal financial officer regarding the effectiveness of your DC&P as required by Item 307 of Regulation S-K. Similar concerns apply to your Form 10-Q for the period ended March 31, 2011. Please revise to provide the required disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551- 3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant

cc: Cindy Shy, Esq.
        Via facsimile